Mail Stop 4561

December 20, 2007

By U.S. Mail and facsimile to (612) 303-0838

Mr. Andrew Cecere
Chief Financial Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

> **RE:** **U.S. Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 001-06880**

Dear Mr. Cecere:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

General

1.   In future periodic filings, if you choose to integrate your annual report as permitted by General Instruction H to Form 10-K, please provide a standard cover

page as the cover page of the filing, and provide a cross-reference page immediately following the cover page.

Financial Statements

Notes to Consolidated Financial Statements

Note 7 – Accounting for Transfers and Servicing of Financial Assets and Variable Interest Entities

Financial Asset Sales, page 77

2.   We note that your disclosure focuses primarily on your commercial paper conduit; however disclosures in other parts of your document indicate that you also sell other financial assets, including residential mortgage loans. In order to help us more clearly understand your asset sale and securitization activities, please provide us with the following information for each type of financial asset (e.g. mortgage loans, credit card receivables, auto loans, etc.) sold or securitized during the periods presented:

- Quantify the volume of financial assets sold or securitized during each period presented;
- Explain whether the sale/securitizations were accomplished in a one-step or two-step transaction;
- Describe any retained interests and/or recourse obligations resulting from the sale/securitizations; and
- Explain how you determined that the transactions met the criteria for sale accounting under SFAS 140.

Variable Interest Entities, page 78

3.   We note that your disclosure presents summarized information concerning your involvement with VIEs. Although we understand certain information about VIEs may be reported in the aggregate for similar entities if separate reporting would not add material information, it is not easily discernable from your current disclosure whether the types of VIEs with which you are associated are similar enough to warrant aggregate presentation. Please provide us with the following information to help us better understand the types of VIEs in which you are involved, the nature and extent of your involvement, and how you determined the appropriate accounting treatment for each VIE:

- Identify and describe the nature, purpose, size and activities of each VIE in which you hold a significant variable interest;
- Describe the type of variable interests held (e.g. debt financing, partnership interests, etc.);

- Identify whether you are the primary beneficiary and briefly explain how you made this determination; and
- Describe the types of events that would cause you to reconsider your initial determination as to whether you are the primary beneficiary.

4.   Please tell us whether you hold any investments in limited partnerships which you determined not to be VIEs. If so, tell us how you considered the guidance in EITF 04-5 in determining whether such partnerships required consolidation.

Note 12 – Long-Term Debt, page 82

5.   We note that your convertible senior debentures appear to have similar characteristics as Instrument C in EITF 90-19. Please tell us how you considered the guidance in EITF Issues 90-19 and 03-7 in determining whether the conversion spread was required to be bifurcated and accounted for as a derivative instrument under SFAS 133.

Note 13 – Junior Subordinated Debentures, page 84

6.   We note you entered into stock purchase contracts in connection with your debentures issued in March 2006 (USB Capital IX). Please explain your accounting treatment for the stock purchase agreements and tell us how you considered the guidance in APB 14, SFAS 133 and EITF 00-19 in reaching your accounting conclusion.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney, at (202) 551-3436 with any other questions.

Sincerely,

Hugh West
Accounting Branch Chief